
September 30, 2010

Mr. Thomas W. Jasper
Chief Executive Officer
Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

> **Re: Primus Guaranty, Ltd.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **Proxy Statement on Schedule 14A, Filed April 1, 2010**
> **File No. 1-32307**

Dear Mr. Jasper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cautionary Note Regarding Forward-Looking Statements, page 3

1. We note your reference to the Private Securities Litigation Reform Act of 1995 and the safe harbors provided thereunder. Given that your shares appear to meet the definition of penny stock found in Exchange Act Rule 3a51-1, please explain to us why you are eligible to take advantage of these safe harbors or confirm that you will remove such references in future filings until you are eligible to use them.

Item 1. Business

Risk Management Policies and Oversight, page 7

2. We refer to your statement on page 7 that the Finance and Risk Committee of your board of directors reviews and approves your risk management policies. Please explain whether you have established any risk limits, if the limits are binding, and if you exceeded the limits. If you do have risk limits in place that can be waived, please describe the process for doing so. Confirm that you will provide comparable disclosure in your future filings. Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 58

3. We note your disclosure on page 5 that 44% of your single name credit swap portfolio is denominated in Euros. Please tell us your basis for excluding a discussion of foreign currency exchange rate risk from this section. In the alternative, please provide us with the information required by Item 305(a) of Regulation S-K. Provide us with your proposed disclosure and include such disclosure in future filings as applicable.

Exhibits

4. We note the agreements associated with the following disclosure:

    - July 9, 2009 acquisition of CypressTree Investment Management, LLC, page 4; and

    - May 22, 2009 Rights Agreement with Mellon Investor Services, LLC, page 22.

    Please file these agreements as exhibits with your next periodic report or in the alternative, please tell us why such agreements should not be filed. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Period Ended June 30, 2010

Condensed Consolidated Statements of Operations, page 4

5. Please revise in future filings to present net interest income in accordance with Article 9 of Regulation S-X. In addition, tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB Topic 11K.

Notes to Condensed Consolidated Financial Statements, page 7

6. Financial Instruments and Fair Value Disclosures, page 24

6.   Please revise in future filings to separately disclose changes in Level 3 assets and liabilities attributable to purchases, sales, issuances, and settlements. Refer to ASC 820-10-50-2.

Proxy Statement on Schedule 14A, filed April 1, 2010

Benchmarking, page 19

7.   We note your disclosure on page 19 that Mercer provides you with benchmarking data with regard to a group of undisclosed asset management companies. Please provide us with a discussion of where you targeted your executive compensation within your peer group. This disclosure should include a discussion of where actual payment fell within your targeted parameters. See Item 402(b)(2)(xiv) of Regulation S-K.

Performance Bonus, page 20

8.   We note that your CEO Employment Agreement provides that your CEO has the opportunity for a target annual bonus equal to 200% of his base salary. Please tell us the specific bonus targets used for each of your named executive officers as a percentage of their individual base salaries. Confirm that you will provide such disclosure in future filings.

9.   We note that your performance bonus awards are paid in cash or restricted common shares which vest over three years, or a combination of the two. Please provide us with a discussion regarding how you determined the overall mix of cash and non-cash compensation to be paid to each named executive officer and confirm that you will provide similar disclosure in future filings. See Items 402(b)(2)(i) and (ii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief